UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.
151 North Market Street
Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedule are filed as part of this Annual Report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Wayne Savings 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Wayne Savings 401(k) Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/GRANT THORNTON LLP

Cincinnati, Ohio
June 27, 2007

WAYNE SAVINGS 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

ASSETS	2006	2005

Investments - at fair value (Note C)	$2,250,944	$1,993,127
Participant loans	1,377	7,521
	2,252,321	2,000,648

Accrued income receivable	118	389

Net assets available for benefits	$2,252,439	$2,001,037

        The accompanying notes are an integral part of these statements.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006

Additions to net assets attributed to:
Participant contributions	$262,219
Rollover contributions	223,264
Employer contributions	132,684
Interest and dividends on investments	101,982
Net appreciation on investment securities (Note C)	24,691
Total additions	744,840

Deductions from net assets attributed to:
Benefits paid to participants	491,455
Administrative fees	1,983
Total deductions	493,438

Increase in net assets available for benefits	251,402

Net assets available for benefits:
Beginning of year	2,001,037

End of year	$2,252,439

        The accompanying notes are an integral part of these statements.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN

The following description of the Wayne Savings 401(k) Retirement Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.  General

The Plan is a defined contribution plan covering all employees of Wayne Savings Community Bank (the “Company”) who have one year of service with a minimum of 1,000 hours worked and have attained age 21.  It was established for the purpose of providing retirement and profit sharing benefits to all eligible employees of the Company.  The Plan is a “safe harbor” plan with recordkeeping and trustee responsibilities performed by the Huntington National Bank.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.  Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, subject to an overall $15,000 limitation for 2006.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds and stock of Wayne Savings Bancshares, Inc. as investment options for participants.  The 401(k) matching Company contribution is invested as directed by the participants.  Additional profit sharing amounts may be contributed at the option of the Company’s management and are invested in a portfolio of investments as directed by the participants.  Contributions are subject to certain limitations.

The Company contributes on behalf of the participants a matching contribution of 100% of the first 4% of base compensation that a participant contributes to the Plan and 50% of the next 2%, thereby providing for a match of 5% on the first 6% of an employee’s contribution.

3.  Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) nonvested forfeitures.  Allocations are based on each participant’s account at the end of the year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.  Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Any nonvested amounts are forfeited to the Plan and used to offset any future employer matching contributions.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN (continued)

5.  Vesting

Participants are immediately vested in their own contributions and the Company’s contributions plus actual earnings thereon.

6.  Participant Loans

Participants may borrow up to 50% of their 401(k) contributions.  The minimum loan amount is $1,000 and the maximum loan amount is $50,000.  Participants may have only two outstanding loans at any time.  The interest rate is the prime rate plus 1% and is determined when the participant applies for the loan.  Principal and interest are repaid directly to the participant’s account through payroll deduction.

7.  Forfeitures

For the year ended December 31, 2006, there were no unallocated forfeitures arising from prior vesting schedules.  Forfeitures may be used by the Plan to reduce future employer matching contributions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1.  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

2.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statement and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

3.  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the settlement date.

4.  Payment of Benefits

Benefits are recorded when paid.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006 and 2005

NOTE C - INVESTMENTS

The following categories of investments constitute 5 percent or more of the Plan’s net assets at December 31:

	2006	2005

Wayne Savings Bancshares, Inc. common stock *	$536,109	$654,801
Federated Capital Preservation Fund – Institutional Shares	225,678	105,257
T. Rowe Price High Yield – Advisor	146,422	103,557
Dreyfus S&P 500 Index Fund	230,320	244,004
Federated Capital Appreciation Fund – Class A	124,381	143,512
Fidelity Advisor Equity Growth Fund – Class T	322,073	313,980
Fidelity Advisor Mid-Cap - Class T	178,332	115,910
Franklin Templeton Growth Fund	130,814	**

*	Denotes a party-in-interest
**	Investment represents less than 5% of the Plan’s net assets at the specified date

During 2006, the Plan’s mutual fund investments appreciated in value by $59,683, while the Plan’s investment in Wayne Savings Bancshares, Inc. common shares depreciated in value by $34,992.

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in stock of Wayne Savings Bancshares, Inc., the Plan sponsor, and mutual funds of The Huntington National Bank.  The Plan sponsor paid administrative expenses on behalf of the Plan during 2006 totaling $7,309.  These transactions qualify as party-in-interest transactions.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

The Internal Revenue Service has determined and informed the Company by an opinion letter dated November 19, 2001, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the prototype plan has been amended since receiving the opinion letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006 and 2005

NOTE G - CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan has a significant concentration of investment in Wayne Savings Bancshares, Inc. common stock.  A change in value of this stock could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

WAYNE SAVINGS 401(k) RETIREMENT PLAN
Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(a)	(b)	(c)	(e)

		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par	Current
	lessor or similar party	or maturity value	value

*	Stock	Shares
	Wayne Savings Bancshares, Inc.	37,101	$536,109

	Mutual Funds
*	Huntington Money Market Fund IV	8,099	8,099
*	Huntington Dividend Capture Fund IV	5,745	66,876
*	Huntington Income Equity Fund IV	223	6,931
*	Huntington Short & Intermediate Fixed Income Fund IV	1,648	31,729
	Federated Capital Preservation Fund – Institutional Shares	22,568	225,678
	T. Rowe Price High Yield – Advisor	20,858	146,422
	American Balanced Fund – Class R-4	5,699	108,284
	Columbia Small Cap Fund – Class A	5,621	106,752
	Dreyfus S&P 500 Index Fund	5,758	230,320
	Federated Capital Appreciation Fund – Class A	5,079	124,381
	Fidelity Advisor Equity Growth Fund – Class T	6,299	322,073
	Fidelity Advisor Mid-Cap Fund – Class T	7,156	178,332
	Managers Special Equity Fund	339	28,144
	Franklin Templeton Growth Fund	5,098	130,814
	Total Mutual Funds		1,714,835

*	Participant Loans	At an interest rate of 5.25%	1,377

	Total Investments		$2,252,321

*  Denotes a party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 21, 2007	By:	/s/H. Stewart Fitz Gibbon III
H. Stewart Fitz Gibbon III, on behalf of Wayne Savings Community Bank as the Plan Administrator

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm